Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-187858 June 3, 2013

TowerJazz Announces Terms of Equity Rights Distribution

Israel Corporation, a Major Shareholder, Has Committed to Exercise in Full and Invest Approximately $17 Million

MIGDAL HAEMEK, Israel — June 3, 2013 — Tower Semiconductor Ltd. (NASDAQ: TSEM; TASE: TSEM), the global specialty foundry leader, announced the terms of its previously announced proposed rights offering to its security holders.  All of the Company's stakeholders, including shareholders, warrant holders, capital note holders and option holders, but excluding holders of Series 7 Warrants and Series F bonds (collectively, “eligible security holders”), as of the record date, June 13, 2013, are entitled to participate in the rights offering.  Holders of the Series 7 Warrants and Series F bonds will be entitled to an adjustment in the number of shares underlying such securities following the offering in accordance with the terms of those securities.

Israel Corporation Ltd., a major shareholder of the Company, has committed to invest in Tower approximately $17 million through the exercise in full of all the rights and underlying Series 8 warrants to be distributed to it in the offering, thereby expressing its belief in the Company. For detailed information in regards to these warrants, see below.

Key terms of the rights offering, which will be described in further detail in the prospectus supplements which will be filed in both the US and Israel, include:

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The Company will issue to its eligible security holders one transferable right for every 44 ordinary shares and other eligible securities owned on the record date, June 13, 2013. As a result, Tower expects to issue approximately 1.2 million rights.

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Each right will entitle the holder to purchase, at terms to be described herein, four ordinary shares, six short-term Series 8 warrants, exercisable for three weeks only from June 30, 2013 until July 22, 2013, and five Series 9 warrants, exercisable until June 27, 2017.

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The initial immediate consideration payable to the Company in order to subscribe for participation in the rights offering will be $20 for the exercise of each right. The Series 8 warrants were designed to provide an additional short-term opportunity for participating security holders to further invest in the Company an amount of up to $30 for the exercise of up to six Series 8 warrants into up to six shares, representing an incremental cash consideration of $5 for each Series 8 warrant exercised. Each Series 9 warrant entitles the holder to purchase one ordinary share at a price of $7.33 per share.  The Series 8 warrants and Series 9 warrants will be listed for trading on the Tel Aviv Stock Exchange (“TASE”) upon issuance. The warrants will not trade on any US stock exchange.

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If all of the rights and Series 8 warrants are exercised, Tower expects to receive aggregate gross proceeds of approximately $60 million, of which 40 percent will be from the initial rights exercise and the balance will be from the Series 8 warrants exercise shortly thereafter. If all of the Series 9 warrants are exercised, Tower expects to receive additional aggregate gross proceeds of approximately $45 million.

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The ex-date (the first date that Tower’s ordinary shares will trade on TASE and NASDAQ without entitlement to receive the rights), will be on June 13, 2013; therefore the last trading day to purchase Tower’s ordinary shares on the TASE or on NASDAQ and still receive the rights is June 12, 2013 (consistent with Israeli practice, June 13, 2013 will be both the record date and the ex-date).

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Promptly following the record date, Tower will mail rights certificates and copies of the prospectus supplement to all record holders. Tower shareholders and other eligible security holders who hold through a broker, bank or other nominee will have the rights credited to their accounts at such nominee.

•	The rights are exercisable beginning at 5:00 p.m. (New York City time; midnight Israel time) on June 13, 2013 and ending on June 27, 2013 at 5:00 p.m. (New York City time; midnight Israel time).

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The rights will be listed for trading on the TASE but only for one day, June 24, 2013.  Holders who do not wish to exercise their rights may sell their rights on the TASE on that day.  The rights will not trade on any US stock exchange.

The prospectus supplements to be filed with the United States Securities and Exchange Commission (“SEC”) and with the Israel Securities Authority in Israel are expected to be filed in the coming few days.

Tower has filed a registration statement (including a base prospectus) with the SEC which has been declared effective, and will be filing a prospectus supplement for the offering of the securities to which this communication relates. Before you invest, you should read the prospectus supplement, base prospectus and the documents incorporated by reference therein and Tower’s other filings with the SEC for more complete information about Tower and this offering. You may get these documents for free at the SEC web site at www.sec.gov. Alternatively, Tower will arrange to send you the prospectus supplement, base prospectus and/or any of the other documents filed by Tower with the SEC at your request by contacting Tower at noit.levi@towerjazz.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

If you have any questions or need further information about the rights offering, please contact our Information Agent for the rights offering, AST Phoenix Advisors, toll free at 877-478-5038 or if you are a bank or broker at 212-493-3910.  You may also contact our Director of Investor Relations, Noit Levi at noit.levi@towerjazz.com or CCG Investor Relations / Kenny Green at (646) 201 9246 or towersemi@ccgisrael.com.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Transfer Optimization and development Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and F-3, as were filed with the SEC and the Israel Securities Authority, and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com

CCG Investor Relations / Kenny Green, (646) 201 9246
towersemi@ccgisrael.com

AST Phoenix Advisors, toll free at 877-478-5038
or if you are a bank or broker at 212-493-3910